0
ITC, ELL & EGSL
ITC, ELL & EGSL
Technical Conference
Technical Conference
March 6, 2013
Filed by Entergy Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Entergy Corporation
Commission File No. 001-11299
Transmission Business

1 1
Entergy Forward-Looking Information
Entergy Forward-Looking Information
In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K , any subsequent
Quarterly Reports on Form 10-Q , and other filings made by Entergy with the Securities and Exchange Commission (the
“SEC”); (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the proxy statement/prospectus included in the registration statement on Form S-4 that was filed by ITC Holdings Corp.
(“ITC”) with the SEC in connection with the proposed transactions) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC
(“TransCo”) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing.
Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

2 2
ITC Forward-Looking Information
ITC Forward-Looking Information
This document and the exhibits hereto contain certain statements that describe ITC management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q filed with the SEC from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document, in the proxy statement/prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and
(iii) conditions of the capital markets during the periods covered by the forward-looking statements.
Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results.
Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially.  Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.
The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

3 3
Additional Information and Where to Find It
Additional Information and Where to Find It
ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC.
This registration statement was declared effective by the SEC on February 25, 2013. ITC mailed the proxy statement/prospectus to its shareholders on or about February 28, 2013.  ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions.  In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions.
The proxy statement/prospectus, prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor
Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at
1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175
Energy Way, Novi, MI 48377 or by calling 248-946-3000.
This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy, may be found in its 2012 Annual Report on Form 10-K filed with the SEC on February 27, 2013, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on March 23, 2012.  Information about the directors and executive officers of ITC may be found in its 2012 Annual Report on Form 10-K filed with the
SEC on March 1, 2013, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on April 12, 2012.

4 4
Agenda
Agenda
Morning Session (10:00 am – 12:30 pm)
Welcome & Logistics – 10:00 – 10:15
Montelaro, Blair, Freese
Vision for Industry Future – 10:15 – 11:15
Welch, May
•
Why is this transformation necessary?
•
Why this structure?
•
Why with ITC?
•
Why now?
Rationale for Transaction - 11:15 – 12:30
•
Independence Welch
•
Operational Excellence
Jipping,
Riley
– Storm Response
•
Regional Planning Vitez
•
IPL Transaction Experience & Results Jipping
•
Local Presence
& Engagement w/Retail Regulators Jipping
•
Financial Flexibility and Growth Lewis
•
Financial Strength of ITC Bready
Afternoon Session (1:00 pm – 4:00 pm)
Rate Effects 1:00 – 2:30
Bready, Dingle, Lewis
•
ELL/EGSL Retail Customer Rate Effects
– Rate Construct
– Forward Test Year
– Bill Effects
•
Any Potential Impacts on ELL/EGSL
Generation/Distribution Business
•
Wholesale Rate Effects Post-MISO
Break – 2:30 – 2:45
Transaction Structure & ELL/EGSL Specific
Implications – 2:45 – 3:45
Bready, Lewis
Wrap Up – 3:45 – 4:00
Fontan, Freese
03/06/13
ITC, ELL & EGSL Technical Conference
ELL/EGSL Credit Ratings Impacts
Securitization
Transaction Impact on ADIT Liability
Transaction Structure

5 5
•
Significant capital requirements to continue modernizing the grid best handled by an independent company who can better manage the transmission portion of capital spend
•
Affords the EOCs financial flexibility to manage the necessary investment in G&D
•
Independent ownership and operation of Entergy Transmission System (ETS)
extracts the greatest benefits in an RTO with a Day 2 market
•
Consistent with efforts towards independent transmission operation and ownership
•
Nation's first, largest, & only publicly-traded independent transmission company
•
A proven track record of best-in-class performance, improving reliability for ETS
•
Extensive experience with MISO and committed to facilitating the MISO Day 2
Market
•
Inter-RTO experience applicable to ETS's seams with SPP and other regions
•
Financially sound with strong investment grade credit ratings & access to capital
•
Opportunities for greater economies and efficiencies
•
Final step in over a decade of work to pursue best management structure for ETS
•
Eliminates perception of bias in transmission system planning and operations
•
Comparable sizes of ITC's and the EOCs’ (Entergy Operating Companies)
transmission businesses allows for a tax efficient transaction not necessarily available in future
The right
transaction...
...with the
right
partner...
at the right
time
This transaction creates the right model
for the benefit of our customers...now and into the future
ITC Transaction is the Right Transaction
ITC Transaction is the Right Transaction
with the Right Partner at the Right Time
with the Right Partner at the Right Time

kV
115
138
161
230
345
500

Europe, Australia, etc established independent transmission ownership and operation as the cornerstone of market reform

6 6 6
U.S. Transmission Grid –
U.S. Transmission Grid –
Historically Fragmented and Inefficient
Historically Fragmented and Inefficient
Historically, transmission
infrastructure development in
the U.S. primarily
focused on connecting load
and resources within
balancing authority areas,
with little interregional or
national perspective
In contrast,…
U.S. Electric Power Transmission Grid
•
More than 211,000 high voltage transmission
line miles
•
Operated by ~130 balancing authority areas
(ownership is even more fragmented)
Source: FEMA, NERC

"...you may well expect to see an ultimate industry structure whereby the electric grid is separated, heavily regulated, treated as a natural monopoly..."

--J. Wayne Leonard, *presentation to DOE* (1996)

"Mr. Leonard also said he wants to sell [Entergy's] transmission system if it could be folded into a 'transmission company,' one genre of a company that is being considered in a restructured electric industry."

--*The Wall Street Journal* (1998)

"A transmission organization that's incentivized to maximize access will promote competitive markets and create the greatest value for consumers of electric power."

--J. Wayne Leonard, *World Energy* (1999)

"Since 1998, Entergy has supported and pursued the establishment of an independent entity to operate the Entergy transmission system."

--J. Wayne Leonard, *Letter to FERC Commissioners* (2004)

7 7

8 8
•
Introduction
•
Industry Evolution
•
ITC’s Business Model
•
ITC’s Proven Track Record
•
Benefits Beyond MISO
•
Commitment to Louisiana & Communities we serve
•
Transaction Value for Louisiana
Strategic Overview
Strategic Overview
ITC
ITC

9 9
Agenda
Agenda
Morning Session (10:00 am – 12:30 pm)
Welcome & Logistics – 10:00 – 10:15
Montelaro, Blair, Freese
Vision for Industry Future – 10:15 – 11:15
Welch, May
•
Why is this transformation necessary?
•
Why this structure?
•
Why with ITC?
•
Why now?
Rationale for Transaction - 11:15 – 12:30
•
Independence Welch
•
Operational Excellence
Jipping,
Riley
– Storm Response
•
Regional Planning Vitez
•
IPL Transaction Experience & Results Jipping
•
Local Presence
& Engagement w/Retail Regulators Jipping
•
Financial Flexibility and Growth Lewis
•
Financial Strength of ITC Bready
Afternoon Session (1:00 pm – 4:00 pm)
Rate Effects 1:00 – 2:30
Bready, Dingle, Lewis
•
ELL/EGSL Retail Customer Rate Effects
– Rate Construct
– Forward Test Year
– Bill Effects
•
Any Potential Impacts on ELL/EGSL
Generation/Distribution Business
•
Wholesale Rate Effects Post-MISO
Break – 2:30 – 2:45
Transaction Structure & ELL/EGSL Specific
Implications – 2:45 – 3:45
Bready, Lewis
Wrap Up – 3:45 – 4:00
Fontan, Freese
03/06/13
ITC, ELL & EGSL Technical Conference
ELL/EGSL Credit Ratings Impacts
Securitization
Transaction Impact on ADIT Liability
Transaction Structure

10 10
Transaction Rationale:
Transaction Rationale:
In the Public Interest
In the Public Interest
Independent model
•
Proven independent business model for owning and operating transmission systems
•
Independence from all buyers and sellers of electric energy allows ITC to plan improvements to the electric transmission grid for the broadest public benefit
Singular focus
•
Transaction results in two companies that are more specialized and focused — ITC on transmission and Entergy on generation and distribution
•
Operational excellence, cost efficiency, customer focus
Wholesale markets and a regional planning view
•
Transaction facilitates infrastructure investment and fosters competition – activities that enhance wholesale electricity markets
•
Structural separation of the transmission business from generation and distribution businesses encourages greater participation in the transmission planning process and disclosure of information by third parties
•
Independent model aligns with national policy objectives
Financial strength and flexibility
•
Transaction will yield separate companies with strong balance sheets and greater capability to finance the infrastructure investment requirements today and in the future

11 11
Independent Model
Independent Model
Benefits of ITC Independent
Transmission Model
Transparency
Operational
Excellence
Reliability
Infrastructure
Investment
High Credit
Quality
Public Policy
Alignment
Facilitate Generator
Interconnection
Customer
Focus
11

12 12
•
Data from the SGS Study benchmarking study can be used to
quantify the resulting improved reliability
Operational Excellence:
Operational Excellence:
Quantitative Value of Reliability
Quantitative Value of Reliability
The calculation is based on data for the two largest load serving entities in Michigan from 2010 and 2011, with major storms excluded.  The ITCT and METC data reflect a three year average SAIDI from the SGS Study, given that performance changes year over year.
•
Compared to the performance of the median utility in the SGS Study, this amounts to a value of about $153 million per year delivered by
ITC’s Michigan utilities
•
The U.S. Department of Energy’s Office
of Electricity Delivery and Energy
Reliability has developed a tool to
estimate interruption costs and the
benefits associated with reliability
improvements
•
A one minute improvement in System
Average Interruption Duration Index
(SAIDI) for
ITCTransmission
and METC
results in one year savings of $7.7M

13
•
Utilize standard equipment when possible to drive greater
efficiencies (e.g. breaker replacement completed in two versus six weeks)
•
Utilize equipment with track record of longer life, resulting in lower maintenance and replacement costs
•
Engage in strategic alliances to ensure that needed equipment is available to meet project timelines
•
Purchasing power leads to better pricing when buying large
volume of transmission equipment
Cost Efficiencies
Cost Efficiencies
Standardization and Specialization
Standardization and Specialization
•
Ability to attract and retain
personnel with high levels of
interest and expertise in electric
transmission avoids turnover and
training costs (important when
facing near-term shortage of
skilled workers)
13

14 14
Customer Focus
Customer Focus
Dedicated Stakeholder Relations group for all stakeholders,
providing advocacy and issue resolution at ITC
Stakeholders include investor-owned, municipal and cooperative utilities, independent power producers and retail load of large industrial and commercial retail customers connected at transmission level voltages
Proactively meet with stakeholders to identify stakeholder issues and resolve any concerns through one-on-one meetings and semi-
annual “Partners in Business” meetings
Energy policy, legislative and regulatory matters
Capital project, transmission planning and preventive maintenance
Operations preparedness for summer peak load and storm events
Transmission rates
Storm restoration
Planned outages to eliminate or
minimize any potential risk and costs to
industrial processes
Unplanned outages regarding cause,
estimated duration, and future prevention
14
Timely customer communication

15
Storm Response –
Storm Response –
Utilizing Best Practices
Utilizing Best Practices
ETR System Incident
Commander (SIC)
ITC System Incident
Commander (SIC)
System Section
Chiefs
System Planning
Section Chief
System Resource
Section
System Logistics
Section
Restoration
Prioritization Branch
Director
ITC Section
Chiefs
Entergy Liaison
Coord.
(New position)
ITC Technical/Management
employee assigned to
ETR System Command
Center in Jackson, MS
ITC employee
ETR employee
Functional Incident
Commanders
(ex. Fossil, EOC,
Nuclear, Gas)
Storm response organization will be modified to ensure
close coordination and interaction between Entergy and ITC
ELL/EGSL
Customer
Customer
ITC Planning
Section
ITC Logistics
Section
ITC Resource
Section
Transmission Prioritization
Resource Coordination
Logistics Coordination
15

16 16 16
Fosters Regional Planning
Fosters Regional Planning
•
ITC has track record of planning its transmission systems to:
– Address local, state, and regional reliability needs
– Increase the economic efficiency of the overall grid
– Respond to transmission needs identified in state and regional processes
•
When deficiencies are identified on the transmission system, such as inadequate capacity to meet load under certain contingency conditions,
ITC plans, develops and constructs transmission projects to address such deficiencies
•
ITC is committed to planning its transmission system in an open and transparent manner; ITC has its own processes that supplement the already open and transparent processes used by MISO
•
Transaction enhances customer benefits beyond what could be achieved through the Entergy Operating Companies’ proposed MISO membership
•
ITC has proven it has the expertise, resources, and capital not only to plan but also to construct needed investment
•
ITC’s regional approach to transmission planning will enhance deliverability of generation throughout the region to provide a more economic source of energy for customers

17 17 17
IPL Transaction Experience & Results
IPL Transaction Experience & Results
•
ITC has invested approximately $1.1 billion to improve the ITC
Midwest transmission system since acquisition of IPL assets
– Projects needed to upgrade and improve existing lines and substations, construct new lines to serve load growth and improve reliability, resolve system constraints and provide interconnection for new load and generation
Major activities:
•
Built 26 new substations
•
Completed 32 major substation upgrades/expansions
•
Built nearly 26 miles of new line
•
Rebuilt nearly 400 miles of existing lines
•
Added four and replaced three major transformers
Key Project:  Salem-Hazleton
•
81-mile, 345 kV line connecting Dubuque and Buchanan
Counties in eastern Iowa
•
Regional planning had long identified as needed to
resolve system constraints and reduce energy costs.
•
Expected completion: 2013
ITC Midwest reduced sustained outages from those experienced in 2008 (the last year
IPL operated and maintained the system) by 50% in 2009, 24% in 2010, and 58% in 2011

18 18
ITC Midsouth
ITC Midsouth
Regulatory and External Affairs Organization
Regulatory and External Affairs Organization
ITC
Chief Business Officer
ITC
Midsouth
Director,
Regulatory
Affairs
ITC Midsouth
Director,
State Gov’t
Affairs
ITC Midsouth
Director,
Local Gov’t
& Comm.
Affairs
ITC Midsouth
Director,
Stakeholder
Relations
An ITC executive (VP and BU Head)
will be responsible for the following
ITC Midsouth functions:
— Regulatory Affairs
— State Government Affairs
— Local Government and
Community Affairs
— Stakeholder Relations
ITC Midsouth staff will be located
throughout the Entergy footprint to
perform these functions
— Regulatory Affairs Managers
will be located in each state
capital
— Managers and other support
staff will be geographically
dispersed to cover the other
functions
These employees and functions will
report  to ITC’s Chief Business
Officer
Louisiana
Arkansas
Mississippi
Texas
ITC Midsouth
VP and Business Unit Head
Louisiana
Arkansas
Mississippi
Texas
Louisiana
Arkansas
Mississippi
Texas
Louisiana
Arkansas
Mississippi
Texas

EEI has estimated that prospective EPA rules could increase total capex by 30%

19 19
ETR Utilities’
ETR Utilities’
Capital Needs
Capital Needs
Could Total ~$12B-16B  Over 2012-2018
Could Total ~$12B-16B  Over 2012-2018
Actual and Forecast Entergy Utilities
Investment
($B)
0
5
10
15
20
1999-2004 2005-2011 2012-2018
Average
2
= $1.8B - $2.3B
Total = $12.3B - $15.9B
Average
1
= $1.4B - $1.7B
Total = $9.7B - $11.7B
Average
1
= $1.1B
Total = $6.5B
???
Effect of EPA rules?
Aging infrastructure?
1. Range based on actuals plus storm capital. 2. Range based on projections of ETR Utilities’ base capital plan plus potential spend 3. Potential spend related to potential economic development projects,  potential new generation investment, potential environmental spend, and potential  new storm spend. Potential storm spend for forward looking period is an estimate based on annual average spend over 2005-10 to illustrate potential of capital requirements of event risks. Potential spend is not included in base capital plan
Note: ETR Utilities includes EAI, ELL, EGSL, EMI, ETI, ENO, SERI, ESI,
EOI, SFI; EOCs include EAI, ELL, EGSL, EMI, ETI, and ENO
Actual excluding storms (Transmission and Non-Transmission)
Potential spend
Past storm spend
Base case – conservative (Transmission and Non-Transmission)
EOCs Transmission
EOC
Transmission
EOC
Transmission
19
3

EEI has estimated that prospective EPA rules could increase total capex by 30%

20 20 20
ELL Total Capital Needs Could Total
ELL Total Capital Needs Could Total
~$3.1B -
~$3.1B -
$4.6B Over 2012-2018
$4.6B Over 2012-2018
Actual and Forecast Capital Investment
for ELL ($B)
1999-2004 2005-2011 2012-2018
2.5
5
0
Actual excluding storms (Transmission and Non-Transmission)
Potential spend
Past storm spend
Base case – conservative (Transmission and Non-Transmission)
Average
2
= $445M - $664M
Total = $3.1B - $4.6B
Average
1
= $406M - $505M
Total = $2.8B - $3.5B
Average
1
= $208M
Total = $1.2B
???
Effect of EPA rules?
Aging infrastructure?
1. Range based on actuals plus storm capital.  2. Range based on projections of ELL's base capital plan plus potential spend 3. Potential spend related to potential economic development projects,  potential new generation investment, potential environmental spend, and potential  new storm spend. Potential storm spend for forward looking period is an estimate based on annual average spend over 2005-10 to illustrate potential of capital requirements of event risks.  Potential spend is not included in base capital plan.
Transmission
Transmission
Transmission
3

EEI has estimated that Prospective EPA rules could increase total capex by 30%

21 21 21
EGSL Total Capital Needs Could Total
EGSL Total Capital Needs Could Total
~$1.5B -
~$1.5B -
$2.0B Over 2012-2018
$2.0B Over 2012-2018
Actual and Forecast Capital Investment
for EGSL ($B)
1999-2004 2005-2011 2012-2018
1
2
0
Average
2
= $218M - $280M
Total = $1.5B - $2.0B
Average
1
= $192M - $225M
Total = $1.3B - $1.6B
Average
1
= $153M
Total = $0.9B
???
Effect of EPA rules?
Aging infrastructure?
1. Range based on actuals plus storm capital. 2. Range based on projections of EGSL’s base capital plan plus potential spend 3. Potential spend related to potential economic development projects,  potential new generation investment, potential environmental spend, and potential  new storm spend. Potential storm spend for forward looking period is an estimate based on annual average spend over 2005-10 to illustrate potential of capital requirements of event risks.  Potential spend is not included in base capital plan.
Actual excluding storms (Transmission and Non-Transmission)
Potential spend
Past storm spend
Base case – conservative (Transmission and Non-Transmission)
Transmission
Transmission
Transmission
3

22 22 22
Note: Historical data excludes storm capital, as there is no capital associated with future storms in base capital plan projections.
Numbers presented are only for EOCs (EAI, EGSL, ELL, EMI, ETI, ENO) and excludes SERI/ESI
EOCs’
EOCs’
Transmission Capital
Transmission Capital
Could Total ~$3.6B Over 2012-2018
Could Total ~$3.6B Over 2012-2018
Average = $254M
Total = $1.8B
Average= $511M
Total = $3.6B
Actual and Forecast Transmission Investment for EOCs
($B)
2005-2011 1999-2004 2012-2018
0
2
1
4
3
Projected base case capital
plan as of August 2012
Actual
Average= $200M
Total = $1.2B
Transmission Capital Spending for EOCs Could Increase
Over 100% in the Next Seven Years

23 23 23
ELL Transmission Capital
ELL Transmission Capital
Could Total  ~$650M Over 2012-2018
Could Total  ~$650M Over 2012-2018
Average = $74M
Total = $521M
Average= $93M
Total = $652M
Actual and Forecast Transmission Investment for ELL
($M)
750
1999-2004 2005-2011 2012-2018
0
375
Average= $35M
Total = $209M
Transmission Capital Spending for ELL Could Increase
Approximately 25% in the Next Seven Years
Projected base case capital
plan as of August 2012
Actual
Note: Historical data excludes storm capital, as there is no capital associated with future storms in base capital plan projections.

24 24 24
EGSL Transmission Capital
EGSL Transmission Capital
Could Total  ~$545M Over 2012-2018
Could Total  ~$545M Over 2012-2018
Average = $56M
Total = $392M
Average= $78M
Total = $545M
Actual and Forecast Transmission Investment for EGSL
($M)
600
1999-2004 2005-2011 2012-2018
0
300
Average= $75M
Total = $450M
Transmission Capital Spending for EGSL Could Increase
Approximately 39% in the Next Seven Years
Projected base case capital
plan as of August 2012
Actual
Note: Historical data excludes storm capital, as there is no capital associated with future storms in base capital plan projections.

25 25 25
ELL Transmission CapX as Multiple of Depreciation
ELL Transmission CapX as Multiple of Depreciation
Nearly Twice as High as Non-Transmission
Nearly Twice as High as Non-Transmission
ELL Average CapX as Multiple of
Depreciation (2012-18 Average)
For ELL,
Transmission
Constitutes ~31% of
Capital in Excess of
Depreciation, despite
being 12% of rate
base
2.4
4 3 2 1 0
1.6
Transmission
Non-
Transmission
Note: Based on figures filed in testimony at LPSC

26 26 26
EGSL Transmission CapX as Multiple of Depreciation
EGSL Transmission CapX as Multiple of Depreciation
More Than Three Times as High as Non-Transmission
More Than Three Times as High as Non-Transmission
EGSL Average CapX as Multiple of
Depreciation (2012-18 Average)
For EGSL,
Transmission
Constitutes ~89% of
Capital in Excess of
Depreciation, despite
being 14% of rate
base
3.5
4 3 2 1 0
1.1
Transmission
Non-
Transmission
Note: Based on figures filed in testimony at LPSC

27 27 27
Benefits from Financial Flexibility for Entergy
Benefits from Financial Flexibility for Entergy
Transmission-Related Cash
Capital Requirements Go Away
Utility Operating Cash Flow Minus
Cash Construction Expenditures
2014E – 2018E ($M)
Utility Debt Obligations
2018E ($M)
Stronger Utility Balance Sheet Improves Ability
to Invest in Generation and Distribution
Status Quo With ITC
Transaction
Status Quo With ITC
Transaction
6,000
2,000
0
4,000
2,000
0
6,000
4,000
8,000
10,000
4,716
5,580
Note: As detailed in direct testimony, Transaction has two separate effects on remaining entity's cash flow:
OCF: EOCs no longer earn on transmission rate base spun-off (negative effect on cash flow)
Cash Construction Expenditures: transmission related cash capital requirements go away (positive effect on cash flow for EOCs)
Net effect on EOCs is positive as transmission Cash Construction Expenditures over 2014-2018 is higher than transmission OCF
18%
$2,755M

28 28 28
Benefits from Financial Flexibility for ELL
Benefits from Financial Flexibility for ELL
Transmission-Related Cash
Capital Requirements Go Away
ELL Operating Cash Flow Minus
Cash Construction Expenditures
2014E – 2018E ($M)
ELL Debt Obligations
2018E ($M)
Stronger Balance Sheet Improves Ability
to Invest in Generation and Distribution
Status Quo With ITC
Transaction
Status Quo With ITC
Transaction
2,000
1,000
0
500
1,500
2,500 3,000
2,000
1,000
0
2,093
2,164
Note: As detailed in direct testimony, Transaction has two separate effects on remaining entity's cash flow:
OCF: EOCs no longer earn on transmission rate base spun-off (negative effect on cash flow)
Cash Construction Expenditures: transmission related cash capital requirements go away (positive effect on cash flow for EOCs)
Net effect on EOCs is positive as transmission Cash Construction Expenditures over 2014-2018 is higher than transmission OCF
3%
$576M

29 29 29
Benefits from Financial Flexibility for EGSL
Benefits from Financial Flexibility for EGSL
Transmission-Related Cash
Capital Requirements Go Away
EGSL Operating Cash Flow Minus
Cash Construction Expenditures
2014E – 2018E ($M)
EGSL Debt Obligations
2018E ($M)
Stronger Balance Sheet Improves Ability
to Invest in Generation and Distribution
Status Quo With ITC
Transaction
Status Quo With ITC
Transaction
1,500
1,000
500
0
2,000
1,000
0
500
1,500 1,011
1,113
Note: As detailed in direct testimony, Transaction has two separate effects on remaining entity's cash flow:
OCF: EOCs no longer earn on transmission rate base spun-off (negative effect on cash flow)
Cash Construction Expenditures: transmission related cash capital requirements go away (positive effect on cash flow for EOCs)
Net effect on EOCs is positive as transmission Cash Construction Expenditures over 2014-2018 is higher than transmission OCF
10%
$359M

30 30
Financial Strength and Flexibility
Financial Strength and Flexibility
•
Transaction offers the financial strength of ITC and improves that of ELL and
EGSL to support the escalating capital investment requirements facing the electric industry
– ITC has a singular focus with no internal competition or competing priorities for capital or other resources; provides a stronger, separate balance sheet to support the transmission capital requirements
– ITC better positioned to efficiently capitalize the significant and sustained level of transmission investment required in the Entergy region, including Louisiana
– Post-close, ELL and EGSL would be better positioned to attract capital separately to finance needed investments in generation and distribution at lower costs and to manage future uncertainty regarding event risk (e.g., new regulatory requirements or major storms)
•
ITC’s MISO operating companies are deemed to be of higher credit quality than ELL and EGSL, as well as most vertically-integrated utilities
– Enables consistent and predictable access to cost-effective capital, even during challenging economic times; supports enhanced liquidity
– Given significant and sustained level of transmission capital investment requirements, as well as unforeseen needs, credit quality and access to capital are paramount

31 31 31
Credit Quality Enhancement Overview
Credit Quality Enhancement Overview
Debt Cost Savings
Debt Cost Savings
•
Expect new ITC operating companies to have ratings equivalent to that of
ITC’s existing MISO operating companies
•
Merger between Entergy’s Transmission Business and ITC is expected to lead to material interest expense savings, which will benefit Entergy’s customers
– Reflected in both the initial capitalization of the new ITC operating companies, including ITC Louisiana, as well as future debt financings to fund transmission investment requirements
– Aggregate debt financing cost savings estimated in the range of $24 million to $27 million in 2014 (first full year of ownership) for the new ITC operating companies
– Over a five-year period (2014-2018), estimate debt financing cost savings for the new ITC operating companies in a range of approximately $125 million to $156 million (in nominal dollars)
– FERC rate construct utilized by ITC’s operating companies viewed favorably by the rating agencies and investors, which supports lower debt financing costs
– ITC is seeking FERC rate construct for its new operating companies as part of this transaction
– Results in lower borrowing costs of approximately 45 bps to 205 bps relative to the status quo EOCs, depending on market conditions

32 32
Agenda
Agenda
Morning Session (10:00 am – 12:30 pm)
Welcome & Logistics – 10:00 – 10:15
Montelaro, Blair, Freese
Vision for Industry Future – 10:15 – 11:15
Welch, May
•
Why is this transformation necessary?
•
Why this structure?
•
Why with ITC?
•
Why now?
Rationale for Transaction - 11:15 – 12:30
•
Independence Welch
•
Operational Excellence
Jipping,
Riley
– Storm Response
•
Regional Planning Vitez
•
IPL Transaction Experience & Results Jipping
•
Local Presence
& Engagement w/Retail Regulators Jipping
•
Financial Flexibility and Growth Lewis
•
Financial Strength of ITC Bready
Afternoon Session (1:00 pm – 4:00 pm)
Rate Effects 1:00 – 2:30
Bready, Dingle, Lewis
•
ELL/EGSL Retail Customer Rate Effects
– Rate Construct
– Forward Test Year
– Bill Effects
•
Any Potential Impacts on ELL/EGSL
Generation/Distribution Business
•
Wholesale Rate Effects Post-MISO
Break – 2:30 – 2:45
Transaction Structure & ELL/EGSL Specific
Implications – 2:45 – 3:45
Bready, Lewis
Wrap Up – 3:45 – 4:00
Fontan, Freese
03/06/13
ITC, ELL & EGSL Technical Conference
•
Transaction Structure
•
Transaction Impact on ADIT Liability
•
Securitization
•
ELL/EGSL Credit Ratings Impacts

33 33 33
Significant variability in average residential bills –
Significant variability in average residential bills –
yearly variation between $2 and $26 over 2001-2011
yearly variation between $2 and $26 over 2001-2011
Henry Hub
Gas Index
($/mmBtu)
2.7 3.1 5.4 5.9 8.3 6.5 6.9 9.0 3.8 4.4 4.0
2006
80.97
72.57
2002
100
2001
50
10
2004 2005
5
2011
150
ELL Avg. Monthly Residential Bill – 1,000 kWh
($)
78.99
0 0
2008
84.12
95.93
99.55
96.83
93.70
2003
Henry Hub Gas Index
($/mmBtu)
2009
92.70
15
2010 2007
83.35
109.77
Henry Hub Gas Index
ELL Avg. Monthly Residential Bill- 1,000 kWh($)
Illustrative
Note: Residential bills are the average of the Typical Monthly Bills in that year for a residential customer using 1,000 kWh, excluding taxes.
Source: Entergy Regulatory Services, Typical Bill Report
(-24%)
-26.43
+2.23
(+2%)
-13%
13% reduction in customer
bills since 2008

34 34 34
Significant variability in average residential bills –
Significant variability in average residential bills –
yearly variation between $1 and $27 over 2001-2011
yearly variation between $1 and $27 over 2001-2011
Henry Hub Gas Index
($/mmBtu)
EGSL Avg. Monthly Residential Bill – 1,000 kWh
($)
Henry Hub Gas Index
EGSL Avg. Monthly Residential Bill- 1,000 kWh ($)
Illustrative
14% reduction in customer
bills since 2008
Note: Residential bills are the average of the Typical Monthly Bills in that year for a residential customer using 1,000 kWh, excluding taxes.
Source: Entergy Regulatory Services, Typical Bill Report
50
10
2009
108.24
101.47
2011
0
108.99
101.34
87.16
80.95
2008 2010
75.12
2007
82.35
89.25
2006 2005
150
2004
5
2003 2002
100
2001
0
15
Henry Hub
Gas Index
($/mmBtu)
2.7 3.1 5.4 5.9 8.3 6.5 6.9 9.0 3.8 4.4 4.0
-14%
-26.64
(-24%)
-0.37
(0%)
93.55
93.91

35 35 35
Transmission Constitutes a Small Portion
Transmission Constitutes a Small Portion
of a Typical Louisiana Customer's Total Bill
of a Typical Louisiana Customer's Total Bill
3.7%
Transmission
Non-Transmission
96.3%
Typical ELL Customer Bill Typical EGSL Customer Bill
6.4%
Transmission
Non-Transmission
93.6%
Note: Average of January 2011 – December 2011 typical bills for a residential customer using 1,000 kWh per month; non-transmission portion of monthly bill includes fuel and portions of the fixed customer charge and energy charge allocated to generation and distribution functions, as well as the inclusion of various riders.

36 36
•
Transition from current retail rate construct to FERC-regulated rate construct expected for ITC
•
Analysis assumes MISO base ROE for new ITC operating companies
(12.38%) and capital structure currently utilized by ITC operating companies
(60% equity/40% debt)
•
Benefits of credit quality improvement resulting from transition to FERC-
regulated rate construct partially offset impacts
Rate Impacts Split into Rate Construct, Rate Timing,
Rate Impacts Split into Rate Construct, Rate Timing,
and Other Effects for Retail Customers
and Other Effects for Retail Customers
Rate
Construct
Effects
Rate Timing
Effects
•
Forward Test Year: Eliminates regulatory lag in recovery of capital investments
–
One-time impact of conversion to forward test year
–
Reflects amounts that would have been collected in future years
•
Schedule MSS-2 construct eliminated post-Transaction
•
Current estimation reflects effect of paying load ratio share of Transmission cost factoring in zonal investment (single LA zone) and retail share of
Transmission investments
Other
Effects
36

37 37
Over the long term,
customer bill effects
expected to be mitigated
by...
•
Enhanced Financial
Flexibility
•
Operational Excellence
•
Independent and
transparent ITC model
•
Regional Planning
0
~0.52
0.5%
20
ELL Residential Bill – 1,000 kWh
($)
120
100
80
60
40
Illustrative Bill
if ITC owns
T assets –
~96.45
2014
~(0.19)
2014
~0.71
Illustrative Bill
if ETR owns
T assets –
status quo
95.93
ELL Typical Residential Customer Bill
ELL Typical Residential Customer Bill
Expected
Expected
to
to
Increase
Increase
0.5%
0.5%
–
–
Expected
Expected
Mitigation by Customer Benefits
Mitigation by Customer Benefits
Note: Contents exclude estimated
one-time 2014 rate timing
effect of $0.64 due to
conversion to forward test
year – reflects amount that
would have been collected
in future years
Note: $95.93 is the average of the 2011 Typical Monthly Bill for a residential customer using 1,000 kWh, excluding taxes. Calculation is indicative of the rate effects of the spin-merge transaction and is not meant to project an actual future customer bill. Illustration does not include rate timing effects such as adoption of forward test year.
Illustrative
37
WACC Effects
Net Other Effects
post-transaction

38 38 38
93.55
EGSL Residential Bill – 1,000 kWh
($)
120
100
80
60
40
20
0
~1.20
1.3%
Illustrative Bill
if ITC owns
T assets –
~94.75
2014
~0.38
2014
~0.82
Illustrative Bill
if ETR owns
T assets –
status quo
EGSL Typical Residential Customer Bill
EGSL Typical Residential Customer Bill
Expected
Expected
to
to
Increase
Increase
1.3%
1.3%
–
–
Expected
Expected
Mitigation by Customer Benefits
Mitigation by Customer Benefits
Over the long term,
customer bill effects
expected to be mitigated
by...
•
Enhanced Financial
Flexibility
•
Operational Excellence
•
Independent and
transparent ITC model
•
Regional Planning
Note: Contents exclude estimated
one-time 2014 rate timing
effect of $0.63 due to
conversion to forward test
year – reflects amount that
would have been collected
in future years
Note: $93.55 is the average of the 2011 Typical Monthly Bill for a residential customer using 1,000 kWh, excluding taxes. Calculation is indicative of the rate effects of the spin-merge transaction and is not meant to project an actual future customer bill. Illustration does not include rate timing effects such as adoption of forward test year.
Illustrative
Net Other Effects
WACC Effects
post-transaction

39 39 39
Modest
Modest
Bill
Bill
Effects
Effects
of
of
0.4
0.4
–
–
1.4%
1.4%
on
on
Select
Select
Commercial
Commercial
and
and
Industrial
Industrial
Classes
Classes
–
–
Expected
Expected
Mitigation by Customer Benefits
Mitigation by Customer Benefits
Note: Calculation indicative and illustrative of the rate effects of the spin-merge transaction and is not meant to project an actual future customer bill. Contents exclude estimated one-time 2014 rate timing effect due to conversion to forward test year – reflects amount that would have been collected in future years. Based on August 2011 typical customer bill.
2014 Transaction  Bill Effects
Selected
Retail Class
Retail Class
Description
Typical
Bill
WACC
Effects
Net
Other
Effects
Total
Effect
%
Change
ELL
SGS 50 kW, 35% Load Factor $1,237.15 7.46 (1.99) 5.48 0.4%
LGS 300 kW, 55% Load Factor $8,823.83 80.51 (21.44) 59.07 0.7%
EGSL
SGS 1,500 kWh $167.61 1.26 0.58 1.84 1.1%
GS 25 kW, 30% Load Factor, Summer $488.23 4.73 2.17 6.90 1.4%
Illustrative

40
EGSL – $93.55
ELL – $95.93
EGSL – $93.55
Sensitivity of Residential Rate Effects
Sensitivity of Residential Rate Effects
to Variations in Spend
to Variations in Spend
ELL – $95.93 + $0.11
O&M
Spend
+ $0.12
+ $0.04
Capital
Expenditure
Spend
+ $0.04
Typical Monthly
Residential Bill
Sensitivity to
10% Increase
in Spend
$0.52
$1.20
$0.52
$1.20
Total
Transaction
Bill Effect
Typical Monthly
Residential Bill
Sensitivity to
10% Increase
in Spend
Total
Transaction
Bill Effect
- $0.11
- $0.12
- $0.04
- $0.04
Sensitivity to
10% Decrease
in Spend
Sensitivity to
10% Decrease
in Spend
1. Typical ELL bill of $95.93, typical EGSL bill of $93.55 reflect the average of the 2011 Typical Monthly Bills for residential customer using
1,000 kWh, excluding taxes. Note: Calculation is indicative and illustrative of the rate effects of the spin-merge transaction and is not meant to project an actual future customer bill.
40
1
1

41 41
ELL and EGSL face long-term generation supply
ELL and EGSL face long-term generation supply
needs driving significant capital requirements
needs driving significant capital requirements
Load growth and replacement of aging
capacity are anticipated to drive
generation capacity shortages
•
By 2021, EGSL is expected to be short 1.3GW in generation
capacity
• By 2031, ELL and EGSL are expected to be short 2.7 GW and
2.3 GW, respectively
• Even after Ninemile 6 enters service, additional generation investment  required in Amite South and WOTAB
Aging generation needs to be replaced
•
Average age of the generating fleet  in Amite South is 42 years
• By 2020, additional resources needed in Amite South about
every 5 years
Local generation resources needed
Unit life extension is not the long-term fix
• Sustainability spending  ($180/kW to $250/kW) could extend the useful life but such spending can only delay but not eliminate the need to replace older generation
Resource needs for ELL
and EGSL could range
from $2.4B to $6.1B
over the 20 year
planning period –
this range reflects
uncertainty regarding
load growth, cost of new
capacity, and ability to
maintain sustainability
strategy
1.2012$, under the assumption that all of the resource needs are self-built, gas-fired CTs and CCGTs.
1
1

42 42
ITC transaction enables ELL and EGSL to
ITC transaction enables ELL and EGSL to
better meet generation capital needs
better meet generation capital needs
• Transaction strengthens balance sheets for ELL and EGSL by reducing debt and improving cash positions, which would allow ELL and EGSL –
jointly or separately – to fund more resource acquisitions at a lower cost
• Transaction allows the EOCs to shed transmission-business-related cash capital requirements and negative cash flows
• With its higher credit quality and singular focus on transmission, ITC can efficiently build new transmission that keeps pace with the ELL and EGSL's expected future generation needs
• ITC's independent business model and regional view of planning can facilitate infrastructure investments and foster increased competition in wholesale electricity markets – activities which will increase resource options to address generation needs of ELL and EGSL customers
ELL and EGSL will have
increased capability to
finance Generation
investments
ITC can build
Transmission to
complement Generation
needs and create access
to resource options for
ELL & EGSL

43 43
Change in How Wholesale Rates are Determined Due to
Change in How Wholesale Rates are Determined Due to
Adoption of MISO's 12 CP Demand Methodology
Adoption of MISO's 12 CP Demand Methodology
Note: Amount paid remains the same because the customer consumes the same amount of transmission service in both methodologies. The methodology affects the units of measuring rates and the units of measuring consumption but the amount paid is same and is reflective of services consumed
In both methodologies aggregate amount paid by customer consuming a certain amount of Transmission service will remain the same
43
Current  ETR OATT
ETR OATT with 12 CP
2014 Transmission Net Revenue Requirement
2014 Transmission Net Revenue Requirement
Same Revenue Requirement numerator
Same Revenue Requirement numerator
Same Revenue Requirement numerator
Same Revenue Requirement numerator
Single annual peak demand x 12 months
Aggregated 12 coincident peaks (CP) demand
over year
Single highest peak in a month x 12 months
Sum of peak demands in each month of year
Higher demand denominator
Lower demand denominator
$ 1.85 / kWm $ 2.43 / kWm

44 44
Wholesale Rate Effects Reduced
Wholesale Rate Effects Reduced
for Louisiana Customers Post-Transition to MISO
for Louisiana Customers Post-Transition to MISO
Note: Calculation indicative and illustrative is not meant to project an actual future customer bill. Estimates are preliminary and draft prior to rate filings in first quarter of 2013
Wholesale rate
effects estimation
does not factor
in any production
costs savings and
other benefits to
be achieved
through transition
to MISO RTO
Rates have been estimated using 12 CP methodology used under MISO Attachment O. Current ETR OATT methodology uses a single annual peak rather than 12 CP. Change in methodology does not imply a change in Revenue Requirements hence customers do not pay different amounts under 12 CP employed by MISO vs. single annual peak employed by ETR. The equivalent number to $2.43 /kWm under 12 CP would be a $1.85 /kWm under single annual peak. The per unit estimation may be different but the amount paid by the customer is the same.
Illustrative
*
*
*
Includes estimated one-time rate
effect of ~$0.21 due to conversion to
forward test year – reflects amounts
that would have been collected in
future years
Estimated 2014 Wholesale Transmission Rate Effects
***using 12 CP methodology***
($/kWm)
2.5
2.0
1.5
1.0
0.5
0.0
Estimated 2014 WS rates post
transition to MISO with 4
Transmission Pricing Zones
2.36
Estimated Net Rate Effect
of adopting default MISO
ROE and implementing 4
Transmission Pricing Zones
(0.07)
Estimated 2014 WS rates paid
under ETR OATT under One
Transmission Pricing Zone
2.43

45 45 45
Transaction-Related Filings Pending Before the
Transaction-Related Filings Pending Before the
Federal Energy Regulatory Commission
Federal Energy Regulatory Commission
Joint ITC/Entergy Corp/ESI/EOCs filing:
•
EC12-145-000 Transaction approval (FPA 203)
•
ER12-2681-000 Formula rate and related agreements approval (FPA 205)
•
EL12-107-000 Declaratory Order regarding dividend payments from capital accounts (FPA 305)
•
ER12-2682-000 MISO filing: Module B-1, Interim provisions for integration of the transmission assets into MISO if Transaction closes before full
Entergy-MISO integration
•
ER12-2683-000 ESI filing on behalf of EOCs: Ancillary services tariff (to cover potential period before MISO provision)
•
ER12-2693-000 ESI filing on behalf of EOCs: Amends the Entergy System
Agreement to delete MSS-2 upon closing of the Transaction
•
ES13-5-000 ITC
filing:
Authorization for financing (FPA 204)
•
ES13-6-000 ESI filing on behalf of the Wires Subs: Authorization for financing (FPA 204)
•
ES11-40-002 EOCs
filing:
Authorization for financing (FPA 204)
1Q2013, ELL, EGSL, and the other EOCs will file MISO Attachment O formula rate at the FERC to be effective in the event the ITC transaction is not consummated

46 46 46
2014 Rate Effect from ITC Transaction for
2014 Rate Effect from ITC Transaction for
Typical Louisiana Wholesale Customer –
Typical Louisiana Wholesale Customer –
Expected Mitigation by Customer Benefits
Expected Mitigation by Customer Benefits
Note: Includes estimated one-
time rate effect of ~$0.21
due to conversion to
forward test year – reflects
amounts that would have
been collected in future
years; excludes offsetting
depreciation study impact
of ~$0.12
Estimated LAU Wholesale Transmission Rate Effects
($/kWm)
(1)
Customer bill effects
expected to be
mitigated by...
Operational Excellence –
Reliability, System
Performance, etc.
3
1
Credit Quality Impacts
0
(0.08) 0.14
Estimated ETR
Ownership in MISO *
2.36
2.41
2
Net Effect of
~$0.06 or 2.5%
ITC Ownership
4
Expected FERC Construct
Effects
* Reflects ETR transition into MISO including establishment of four transmission pricing zones and 12.38% ROE
(1) Does not apply to GFA customers
Illustrative
Rate Construct
Effects from FERC
Regulated Model
Independent and
Transparent ITC Model
Enhanced Financial
Flexibility

   Regional Planning

47 47
Agenda
Agenda
Morning Session (10:00 am – 12:30 pm)
Welcome & Logistics – 10:00 – 10:15
Montelaro, Blair, Freese
Vision for Industry Future – 10:15 – 11:15
Welch, May
•
Why is this transformation necessary?
•
Why this structure?
•
Why with ITC?
•
Why now?
Rationale for Transaction - 11:15 – 12:30
•
Independence Welch
•
Operational Excellence
Jipping,
Riley
– Storm Response
•
Regional Planning Vitez
•
IPL Transaction Experience & Results Jipping
•
Local Presence
& Engagement w/Retail Regulators Jipping
•
Financial Flexibility and Growth Lewis
•
Financial Strength of ITC Bready
Afternoon Session (1:00 pm – 4:00 pm)
Rate Effects 1:00 – 2:30
Bready, Dingle, Lewis
•
ELL/EGSL Retail Customer Rate Effects
– Rate Construct
– Forward Test Year
– Bill Effects
•
Any Potential Impacts on ELL/EGSL
Generation/Distribution Business
•
Wholesale Rate Effects Post-MISO
Break – 2:30 – 2:45
Transaction Structure & ELL/EGSL Specific
Implications – 2:45 – 3:45
Bready, Lewis
Wrap Up – 3:45 – 4:00
Fontan, Freese
03/06/13
ITC, ELL & EGSL Technical Conference
ELL/EGSL Credit Ratings Impacts
Securitization
Transaction Impact on ADIT Liability
Transaction Structure

Internal separation
Cash from financing
Dividend / share repurchase
ITC Stock
Merge

48
Transaction Overview
Transaction Overview
Entergy
Shareholders
Transmission
Business
$1,775M of new
debt will be raised
~$1.2B of the new
debt will be raised
at the transmission
operating companies
~$575M will be
raised directly by
Entergy and will be
subject to a debt-
for-debt exchange
with debt issued by
MidSouth TransCo
Mid South
TransCo
TransCo
OpCos
(Six)
Entergy will create
and distribute
shares of Mid South
TransCo to Entergy
shareholders
(Mid South TransCo
will own all of
Entergy’s
transmission
operating
companies upon
separation)
Immediately
prior to the
merger, ITC will
distribute $700M
to existing
shareholders,
funded by new
debt at ITC
Holdings
(Required to
align ITC’s
equity value with
that of the
Entergy
Transmission
Business)
ITC
Shareholders
Entergy
Shareholders
Mid South
TransCo
TransCo
OpCos
(Six)
Entergy
Shareholders
ITC
Shareholders
Merger Sub
Mid South TransCo will immediately merge
with ITC Merger Sub and will become a
wholly-owned subsidiary of ITC; Entergy
shareholders will receive 50.1% ownership in
the combined company
1 2 3 4
48

Post Spin-Merge
Post Spin-Merge
Transaction Structure
Transaction Structure
100%
Entergy
Shareholders
Mid South
TransCo LLC
OpCos
ITC
Shareholders
ITC
OpCos
49.9%
Note: Chart represents ownership structure immediately upon closing of the transaction.
49

50 50 50
$1.775B of Debt Proceeds Used to Retire Preferred
$1.775B of Debt Proceeds Used to Retire Preferred
and Pay Down Debt in Proportion to Transmission Assets
and Pay Down Debt in Proportion to Transmission Assets
The allocations for ELL and EGSL were
estimated in order to:
•
Retire all Preferred at each Operating
Company
•
Target a post-transaction weighted
average cost of capital (WACC) that is
substantially unchanged from the pre-
transaction WACC
EOC Amount ($M)
EAI 502
EGSL 263
ELL 413
EMI 290
ENO 22
ETI 284
Total 1,775
The amount of debt proceeds allocated to
each EOC is an estimate based on a forecast
The final amounts allocated to each EOC
may vary to the extent forecast assumptions
differ from the circumstances that exist at
the time of closing.
Source: Fourth Set of Data Requests of Marathon Petroleum Company, 4-17a and 4-22b

51 51 51
•
Comparable equity values of ITC and the Entergy Operating Companies’ combined
T-business at this point
in time support execution of a Reverse Morris Trust
transaction structure where T-business is spun-off to existing ETR shareholders and merged with ITC
•
Through the Reverse Morris Trust Transaction structure, ELL and EGSL will not incur a tax liability
•
Under a taxable transaction, the tax basis of ELL and EGSL’s transmission assets would be reset and Accumulated Deferred Income Taxes (“ADIT”) would be re-
measured, resulting in lower balances of ADIT and higher transmission rate base
•
Because ADIT ultimately lowers T-rates in cost of service ratemaking, re-measuring
ADIT would otherwise result in higher T-rates in a taxable transaction, all other things being equal
•
As a result of the RMT transaction structure, ELL and EGSL’s transmission assets will have the same tax basis post-transaction as they had prior to the Transaction
•
Accordingly, the negative rate effects for customers that otherwise would have resulted from a change in tax basis under a taxable transaction are avoided
RMT Structure Avoids Re-Measurement of ADIT Preserving
Tax Basis for ELL and EGSL and Protecting Customers
from Negative Rate Effects of a Taxable Transaction

52 52
Securitized Transmission Assets
Securitized Transmission Assets
Current Process:
Securitized transmission assets are carried at zero book value by EOCs
Recovery of these securitized transmission assets is through direct charges to only the
EOC’s retail customers in retail rates
Adjustments to Entergy OATT (D17.1) provides for recovery of System-wide transmission securitization costs from wholesale transmission customers
Revenue collected from these adjustments is credited by the EOC’s in retail rates so retail customers only pay for their portion of these securitized transmission assets
Post Spin/Merge:
Securitized transmission assets transferred to ITC at zero book value
Recovery of these securitized transmission assets continues through direct charges to only the EOC’s retail customers in retail rates
New Schedules are needed in MISO’s tariff to provide for recovery of securitization costs from wholesale transmission customers (not including the EOCs) in the appropriate TPZ
All revenue collected by MISO for these new schedules will be remitted to the EOCs directly for crediting in retail rates so retail customers only pay for their portion of these securitized transmission assets

53 53 53
Louisiana Credit Metrics are Expected to be Maintained
Louisiana Credit Metrics are Expected to be Maintained
or Improved Through the Transaction
or Improved Through the Transaction
Direct Testimony of Expert Witness Dr. Michael Tennican
•
“…will reduce the Operating Companies' total debt and total capitalization...”
•
“...will eliminate substantial capital expenditures for transmission…”
•
“...will significantly reduce the Operating Companies' debt financing needs...”
•
"...should help support  the current bond ratings of the Operating
Companies...”
•
“...should reduce the interest costs that might have to be borne by Operating
Company customers...”
•
"...should not impair and may improve the Companies' current investment grade credit ratings..."
•
"...should preserve access to debt capital on reasonable terms even in difficult market conditions..."
Any potential credit ratings improvement for ELL or EGSL could result in savings for Louisiana customers through lower cost of debt
1. Testimony of Dr. Michael Tennican before the LPSC, Docket U-32538

54 54
EEI Data:  54% of Utilities Ended at a
EEI Data:  54% of Utilities Ended at a
Lower Credit Grade in 2011 Compared to 2001
Lower Credit Grade in 2011 Compared to 2001
Cumulative % of Companies at Lower/Higher Rating
in 2011 Compared to 2001
54
Downgrades No changes Total
100
19
27
Upgrades
Source: EEI 2011 Q3 Credit Ratings Charts

55 55 55
Utility Bond Yields by
Credit Rating vs. Treasury
Bills (Ten-Year Average
Spreads)
-16
A2
155
Baa3
400 200 0
-25
-37
-149
129
Baa1
Baa2 171
208
Ba2 357
bps
Transaction Protects ELL and EGSL from
Transaction Protects ELL and EGSL from
Negative Impact to Credit Ratings
Negative Impact to Credit Ratings
Estimates are hypothetical forecasts to illustrate effect on cost of debt and benefits to customers  – exact values will depend on market conditions
Current ELL
and EGSL
credit ratings
at Baa2
Transaction
protects ELL from
credit downgrade
risk; one-notch
hypothetical
downgrade could
increase cost of
debt by 37 bps
Transaction
protects ELL from
credit downgrade
which could cost
customers ~$9.9M
in additional
interest costs
from 2014-2018
Transaction
protects EGSL from
credit downgrade
risk; one-notch
hypothetical
downgrade could
increase cost of
debt by 37 bps
Transaction
protects EGSL from
credit downgrade
which could cost
customers ~$4.1M
in additional
interest costs
from 2014-2018
Source: Bloomberg Fair Value 10-year credit ratings for utilities.
Illustrative

56 56
Agenda
Agenda
Morning Session (10:00 am – 12:30 pm)
Welcome & Logistics – 10:00 – 10:15
Montelaro, Blair, Freese
Vision for Industry Future – 10:15 – 11:15
Welch, May
•
Why is this transformation necessary?
•
Why this structure?
•
Why with ITC?
•
Why now?
Rationale for Transaction - 11:15 – 12:30
•
Independence Welch
•
Operational Excellence
Jipping,
Riley
– Storm Response
•
Regional Planning Vitez
•
IPL Transaction Experience & Results Jipping
•
Local Presence
•
Financial Flexibility and Growth Lewis
•
Financial Strength of ITC Bready
Afternoon Session (1:00 pm – 4:00 pm)
Rate Effects 1:00 – 2:30
Bready, Dingle, Lewis
•
ELL/EGSL Retail Customer Rate Effects
– Rate Construct
– Forward Test Year
– Bill Effects
•
Any Potential Impacts on ELL/EGSL
Generation/Distribution Business
•
Wholesale Rate Effects Post-MISO
Break – 2:30 – 2:45
Transaction Structure & ELL/EGSL Specific
Implications – 2:45 – 3:45
Bready, Lewis
Wrap Up – 3:45 – 4:00
Fontan, Freese
03/06/13
ITC, ELL & EGSL Technical Conference
•
Transaction Structure
•
Transaction Impact on ADIT Liability
•
Securitization
•
ELL/EGSL Credit Ratings Impacts
& Engagement w/Retail Regulators Jipping